FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 25, 2014

TRANSLATION

Autonomous City of Buenos Aires, February 25, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Ch. 7 of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange rules.

In that connection, attached as Annex I is the text of the announcement of the Ministry of the Economy and Public Finance of the Republic of Argentina, issued on the date hereof in connection with the agreement reached between the Republic of Argentina and Repsol, S.A. (“Repsol”) with respect to the compensation for the expropriation of 200,589,525 Class “D” shares of YPF S.A. (“YPF”) in accordance with Law 26,741 (the “Agreement”).

Likewise, attached as Annex II is the text of the announcement by Repsol, in pertinent part, regarding the approval, on the date hereof, of the Agreement by its Board of Directors.

Additionally, please be advised that YPF and Repsol have agreed upon a draft agreement which, primarily, contemplates the withdrawal of lawsuits between the parties and with respect to third parties, as well as a series of waivers and mutual indemnities.

Such draft agreement will be submitted for the consideration of the Board of Directors of YPF in its meeting scheduled for this coming Thursday.

Yours truly,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

TRANSLATION

ANNEX I

THE ARGENTINE GOVERNMENT AND REPSOL REACH AN AGREEMENT FOR COMPENSATION FOR THE EXPROPRIATION OF YPF

On the date hereof, the Board of Directors of Repsol approved the text agreed to by the Ministry of the Economy and Finance of the Argentine Republic and the management of the company to reach an “Amicable Settlement and Compromise of Expropriation.”  Such agreement is subject to the ratification of the General Shareholders’ Meeting of Repsol and the Argentine Congress.

Law No. 26,741 of Hydrocarbon Sovereignty, in its articles 7, 11 and 12 provided for the expropriation of 51% of the share capital of YPF owned by Repsol YPF SA, following the procedures set forth in Law No. 21,499 of Expropriations, which in its article 12 establishes that “the compensation shall be paid in cash, unless the expropriated party agrees to be paid in another form.”

In conformity with such rules the Ministry of the Economy and Finance of the Nation will sign the document whereby Repsol agrees to accept payment of U.S.$5,000 million in sovereign bonds as compensation for the expropriation.

A draft law shall be submitted whereby the Argentine Congress shall consider the ratification of the agreement and, in turn, shall consider authorizing the issuance of public debt for a nominal value of U.S.$5,000 million and, on the other hand, authorizing a possible complementary offering if the original amount issued does not maintain an average market value of U.S.$4,670 million during the preceding 90 days, without exceeding a U.S.$6,000 million maximum on the total nominal amount to be issued.

The debt to be issued by the Republic as payment for the expropriation will be composed of several series, as follows: U.S.$3,250 million in a new bond titled “BONAR 24” with a maturity of 10 years and an 8.75% interest rate; U.S.$500 million of “Bonar X” maturing in 2017 and with a 7% interest rate; and U.S.$1,250 of “Discount 33” maturing in 2033 and with a 8.28% interest rate.

The issuance of complementary bonds up to a maximum of U.S.$1,000 million in nominal value shall be issued only of the original amount issued does not reach a market value of U.S.$4,670 million and will be composed, in this order, of up to U.S.$400 million of “Boden 2015” with an interest rate of 7% maturing in 2015, up to U.S.$300 million of “Bonar X” and up to U.S.$300 million of a new bond “Boden 24.”

The agreement includes guarantees for effective payment and will involve the reciprocal withdrawal of judicial and arbitral claims filed and the waiver of further claims.

The debt will be considered settled as it pays interest regularly to maturity, or by the disposition of the bonds, i.e. under the legal form of “pro solvendo.” Repsol will return to the Republic of Argentina any proceeds from the disposition of the public bonds or their regular payments in excess of U.S.$5,000 million, net of costs and interest.

In case of disputes, the parties shall submit to UNCITRAL (the arbitration rules of the United Nations Commission on International Trade Law) because the agreement will fall within the scope of the Bilateral Treaty for the Promotion and Protection of Investments between Spain and Argentina.

TRANSLATION

ANNEX II

THE ARGENTINE GOVERNMENT AND REPSOL REACH AN AGREEMENT FOR COMPENSATION FOR

THE EXPROPRIATION OF YPF

The agreement approved today by the Board of Directors of Repsol requires the ratification of the General Shareholders’ Meeting and the Argentine Congress

The “Agreement for the Amicable Settlement and Compromise of Expropriation” reached by the Argentine Republic and Repsol recognizes the right of the company to receive 5,000 million dollars as compensation for the expropriation of 51% of the shares of YPF and associated warranties for its effective payment, as well as the reciprocal withdrawal of judicial and arbitral actions filed and the waiver of further claims.

The entry into force of the agreement is subject to certain conditions, including its approval by the General Shareholders’ Meeting of Repsol and subsequent approval by means of a special law enacted by the Argentine Congress.

(…)

Agreement with YPF

Concurrent with the execution of the agreement, it is expected that an agreement will be signed by Repsol, on the one hand, and YPF and YPF Gas, on the other, whereby, primarily, the parties agree to withdraw lawsuits filed, as well as to a series of waivers and mutual indemnities between Repsol and YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 25, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer